Exhibit 4.3

18 April 2024

The Directors

CARTRACK (PTY) LTD

Grosvenor Corner

195 Jan Smuts Ave

ROSEBANK JOHANNESBURG

2196

Dear Sir/Madam,

Further Addendum to the Short Term Facility Letter concluded on 05 March 2020 and all previous addendums thereto (“the Agreement”)

The Agreement is herewith extended and / or amended through this Addendum, subject to the terms and conditions as contained herein. Any terms and conditions of the Agreement incorporating those contained in the annexes thereto not amended through this Addendum shall continue to apply between the parties unless in conflict with the terms and conditions of this Addendum, in which case the terms and conditions of this Addendum shall prevail. In this regard, Annexure A to this Addendum replaces Annexure A to the Agreement.

1.	FACILITIES TYPE		LIMIT	PURPOSE

	1.1.	Overdraft	R300,000,000.00	Working Capital

2.1.	Securities to be obtained:

2.1.1.	None.

2.2.	Securities to be released:

2.2.1.	None.

3.	VARIATION IN CONDITIONS

3.1.	Conditions Precedent:

3.1.1.	None.

3.2.	Ongoing conditions

3.2.1.	All Ongoing Conditions in terms of any preceding agreements remain applicable.

3.2.2.	All debit order collections of the Borrower must be routed through Capitec payment services facility.

Client Care Centre 0860 30 92 50 T +27 11 302 0400 E CustomerResolution@capitecbank.co.za

142 West Street, Sandown, 2196 PO Box 782699, Sandton, 2146 capitecbank.co.za

Capitec Bank is an authorised financial services provider (FSP46669) and registered credit provider (NCRCP13) Capitec Bank Limited Reg. No.: 1980/003695/06 Directors: SL Botha (Chairman), GM Fourie* (CEO), NF Bhettay, SA du Plessis, N Ford-Hoon, GR Hardy* (CFO), MS du P le Roux, V Mahlangu,

PJ Mouton, CA Otto, JP Verster *Executive Director. Group Company Secretary: YM Mouton

4.	VARIATION IN OTHER TERMS AND CONDITIONS:

4.1.	Period and repayment of facilities:

4.1.1.	The Overdraft Facility will expire on 30 August 2024.

4.2.	Pricing:

4.2.1.	The rate of interest on the Overdraft Facility per clause 1.1 will be levied at Capitec’s Prime Lending Rate per annum (currently 11.75%) plus 0.00%.

5.	STANDARD TERMS AND CONDITIONS

Capitec’s standard terms and conditions attached hereto and marked Annexure A to Facility Letter, is applicable and binding on the Borrower.

6.	ACKNOWLEDGEMENT

This Addendum read with Annexure A, as updated from time to time, and the security documents constitute the agreement between the Borrower and Capitec and it shall be appreciated if the Borrower will acknowledge receipt of this Addendum by signing and returning the attached duplicate. Please note that failure by the Borrower to acknowledge receipt or return the aforesaid signed duplicate will not nullify or have any other legal effect on the Addendum if the Borrower avails of the Facility/ies.

This offer shall remain valid for 30 (thirty) days from date hereof whereafter same will become null and void.

Yours faithfully,

/s/ Emil Beukes
Emil Beukes
Account Executive
For: Capitec Bank Limited

Form 313C (V02/2024)

Capitec Bank is an authorised financial services provider (FSP46669) and registered credit provider (NCRCP13) Capitec Bank Limited Reg. No.: 1980/003695/06

CAPITEC BANK LIMITED ANNEXURE A TO FACILITY LETTER

STANDARD TERMS AND CONDITIONS

The Standard Terms and Conditions contained herein apply to all Facilities entered into between Capitec Bank Limited Reg. No. 1980/003695/06 (“Capitec”) and the Client of Capitec (“the Borrower”), unless otherwise agreed in writing. These Standard Terms and Conditions together with those recorded in the Facility letter of which it is an annexure, the terms and conditions relating to any security provided by the Borrower and all other agreements and documentation relating to the Facility(ies) recorded for the Borrower, constitute the agreement between the Borrower and Capitec with regards to the Facility(ies).

1	GENERAL

1.1	Any references to one gender shall refer also to the other genders and any references to the singular shall include the plural where such interpretation is intended in the spirit of the agreement

1.2	The Standard Terms and Conditions are to be read in conjunction with all other agreements and documentation (including security documentation) relating to the Facility(ies) recorded for the Borrower. Where there is a conflict between the Standard Terms and Conditions and such other documentation, however, the terms and conditions of such other documentation shall take precedence over the Standard Terms and Conditions. Any banking customary terms and conditions will apply in addition to the terms and conditions referred to in this 1.2.

1.3	The non-fulfilment and non-compliance by the Borrower with regard to the Standard Terms and Conditions, for the term of the Facility(ies) and/or during any period, in which the Borrower is indebted to Capitec, shall be determined by Capitec in its sole and absolute discretion.

1.4	When the agreement between Capitec and the Borrower requires that Capitec must be provided with proof of something, such proof must be to the satisfaction of Capitec as determined by Capitec in its sole discretion.

1.5	When the agreement between Capitec and the Borrower requires that Capitec must be provided with an account (including management accounts), agreement, information, a document, statement, report (including a valuation- and debtors report) or the like, such account (including management accounts), agreement, information, document, statement, report (including a valuation- and debtors report) or the like must be to the satisfaction of Capitec in respect of its form, content and substance and may not contain any adverse information, as determined by Capitec in its sole discretion.

1.6	When the agreement between Capitec and the Borrower requires that a specific ratio or covenant shall apply, such ratio or covenant shall be calculated by using principles and/or formulae generally acceptable in the banking industry in the Republic of South Africa.

Form 313C (V02/2024)

Capitec Bank is an authorised financial services provider (FSP46669) and registered credit provider (NCRCP13) Capitec Bank Limited Reg. No.: 1980/003695/06

Annexure A - Page 4 of 24

2	Standard Conditions Precedent

Availability of the Facility(ies) shall be subject to the following Conditions Precedent:

2.1	Provision to Capitec of the original, or certified copies of the Borrower’s Founding Statement, Trust Deed or Memorandum of Incorporation and such other documents Capitec may require, which must prove that the Borrower is empowered to enter into the Facility(ies) in the form and structure contemplated and which must otherwise be acceptable to Capitec in its sole discretion; and

2.2	Provision to Capitec of the original or certified copies of the Surety’s/Co-principal Debtor’s Founding Statement, Trust Deed or Memorandum of Incorporation and such other documents Capitec may require , which must prove that these entities are empowered to enter into the transactions contemplated and which must otherwise be acceptable to Capitec in its sole discretion; and

2.3	Where either the Borrower and or the Surety/Co-principal Debtor is a natural person, sight of their identity document which must be acceptable to Capitec in its sole discretion and such other documents Capitec may require and proof that they are able to enter into the transaction contemplated is required; and

2.4	Certified copies of the necessary resolutions empowering each party to the Facility(ies) and related agreements/documentation to enter into the Facility(ies) and related agreements / documentation and Naming the principals who are to sign on behalf of each party, together with specimen signatures; and

2.5	Payment instructions, signed by an authorised signatory, detailing Capitec account details to which Capitec must make payments, if any, in terms of the Facility(ies) and related agreements/ documentation; and

2.6	Proof of exemption from Section 3 (1) (f) of the Exchange Control Regulations if the Borrower is an affected person in terms of the said regulations; and

2.7	Provision to Capitec of any other documentation or information reasonably required by Capitec; and

2.8	Perfection of the collateral/security as specified in the Facility letter; and

2.9	Compliance with the provisions of clause 22 hereof, when applicable

Form 313C (V02/2024)

Capitec Bank is an authorised financial services provider (FSP46669) and registered credit provider (NCRCP13) Capitec Bank Limited Reg. No.: 1980/003695/06

Annexure A - Page 5 of 24

3	Standard Reporting Requirements

The Borrower shall provide Capitec with:

3.1	All information pertaining to the establishment and maintenance of the Facility(ies); and

3.2	Its audited, annual financial statements within six months of its financial year end or on request by Capitec; and

3.3	The audited, annual financial statements of each and every Surety and/or Co-principal Debtor within six months of each Surety’s/Co-principal Debtor’s financial year end or on request by Capitec; and

3.4	A signed statement of personal assets and liabilities (including all contingent liabilities) and of income and expenditure, where either the Borrower or the Surety/Co-principal Debtor is a natural person, on each anniversary of the Facility(ies) or on request by Capitec

4.	Standard Covenants

4.1	The Borrower covenants that for the term of the Facility(ies) it shall:

4.1.1	Comply at all times with all terms and conditions of the Facility(ies) as contained in the Facility letter; these Standard Terms and Conditions, security documents and any other documentation pursuant to which the Facility(ies) has/have been established; and

4.1.2	Pay promptly on demand by Capitec any and all amounts due and payable to Capitec, including, but not limited to, any costs incurred by Capitec in establishing and maintaining the Facility(ies); and

4.1.3	Maintain all insurances in amounts and upon terms and conditions usual and customarily required by prudent business people in similar business circumstances or as specifically required by Capitec; and

4.1.4	Maintain interest and foreign exchange rate risk cover in forms, amounts and on terms and conditions which are reasonable and prudent to the orderly conduct of its business or as specifically required by Capitec; and

4.1.5	Promptly and diligently comply with all regulations and directives of any governmental or similar authority in any jurisdiction to which the Borrower shall have been, is now, or shall be subject to whether directly or indirectly and whether or not such regulations and directives shall have the force of law; and

4.1.6	Comply at all times with all foreign exchange control requirements and regulations and directives established from time to time by the South African Reserve Bank or any other Regulator, as are or may be applicable to the Borrower and/or Surety; and

4.1.7	Ensure that it continues to conduct its business in an environmentally sound and financially responsible and prudent manner, such that none of its creditors shall in any way be prejudiced before, during and after an Event of Default; and

Form 313C (V02/2024)

Capitec Bank is an authorised financial services provider (FSP46669) and registered credit provider (NCRCP13) Capitec Bank Limited Reg. No.: 1980/003695/06

Annexure A - Page 6 of 24

4.1.8	Ensure that the Facility(ies) is/are used solely for the specified purpose(s) for which it was made available by Capitec; and

4.1.9	Ensure that it does not encumber, pledge, hypothecate or otherwise assign and/or dispose of any of its assets and investments, other than at arm’s length in the ordinary course of business, and for valuable consideration (“Negative Pledge”); and

4.1.10	Ensure that it does not, without Capitec’s prior written consent, provide any other creditor with collateral in any form; and

4.1.11	Ensure that any material obligation outside normal trading activities, whether on or off balance sheet is not undertaken without the prior written consent of Capitec, which shall not be unreasonably withheld.

4.1.12	Inform Capitec in writing 7 (seven) business days prior to it applying to court or it passing a resolution to put the Borrower under business rescue, of its intention to do so.

4.1.13	Confirm to Capitec that it has not received nor is aware of any existing or threatened complaint, order, directive, claim, citation or notice from any Regulatory Authority under applicable South African law and local requirements which has, or could reasonably be expected to have, a material adverse effect or any material impact on the implementation or operation of the Borrowers operations.

4.2	The Borrower covenants that it shall pay promptly on demand by Capitec any exit fees, unwinding costs (including costs involved in unwinding any hedging instruments) as well as any losses or damages which Capitec may incur if the interest rate levied in respect of the Facility(ies) is a fixed interest rate and the Facility(ies) is/are terminated, partly settled or settled earlier than originally agreed upon.

5.	Breach

5.1	Should

5.1.1	Any change occur in respect of the Borrower’s position, financially or otherwise which may affect the Borrower’s and/or Surety’s/Co-Principal Debtor’s ability to comply with its obligations in respect of the Facility(ies) or which may constitute a material adverse change in the financial or business standing of the Borrower and/or Surety/Co-Principal Debtor and/or any related/inter-related company, entity or person; and/or

5.1.2	The Borrower default in the punctual payment of any amount falling due and payable under the Facility(ies) or in terms of these Standard Terms and Conditions or any other documentation imposing an obligation on the Borrower to make payment to Capitec; and/or

Form 313C (V02/2024)

Capitec Bank is an authorised financial services provider (FSP46669) and registered credit provider (NCRCP13) Capitec Bank Limited Reg. No.: 1980/003695/06

Annexure A - Page 7 of 24

5.1.3	The Borrower breach any other terms and conditions of the Facility letter, these Standard Terms and Conditions, terms and conditions of security and/or any other documentation relating hereto; and/or

5.1.4	The Borrower and/or Surety / Co-Principal Debtor and/or any related/inter-related company, entity or person default under any material contract or agreement, with any other party, whether or not for borrowed money;

5.2	then Capitec shall have the right, but not the obligation, to:

5.2.1	Unilaterally modify the pricing on the Facility(ies) and/or call upon the Borrower to provide additional collateral/security in form and substance satisfactory to Capitec, in its sole discretion; and/or

5.2.2	to serve written notice on the Borrower, calling a Breach and giving the Borrower seven business days to rectify the Breach to the sole satisfaction of Capitec.

5.2.3	should the Breach not be so remedied by the Borrower in accordance with clause 5.2.2 above, then Capitec shall be entitled to, in its sole and absolute discretion, institute legal proceedings against the Borrower or refer the matter to arbitration in terms of clause 27 of the agreement.

6.	Events of Default

If any of the following events occur (“Event of Default”) individually and/or collectively, Capitec shall, at its sole discretion, have the right, without prejudice to any other rights which may be available to Capitec, to immediately cancel the Facility(ies), thereby making all amounts outstanding immediately due and payable, and thereafter claim immediate payment of all such amounts to Capitec or refer the matter to arbitration in terms of clause 27 of the agreement, if necessary.

6.1	Should any change occur in respect of the Borrower’s position, financially or otherwise which may affect the Borrower’s and/or Surety’s/Co-Principal Debtor’s ability to comply with its obligations in respect of the Facility(ies) or which may constitute a material adverse change in the financial or business standing of the Borrower and/or Surety/Co-Principal Debtor and/or any related/inter-related company, entity or person; and/or

6.2	Should the Borrower and/or its principals on its behalf and/or any Surety

6.2.1	Commit an act of insolvency or indicates to Capitec verbally or in writing that it cannot continue with the business and/or is unable to pay creditors or suffer any default judgement or writ of execution attaching any assets issued out of any court against it to remain unsatisfied for more than 14 days, or be placed under business rescue or is liquidated, wound up, whether provisionally or finally, or compromises with any of its creditors, or, being a natural person, dies or is declared insolvent, whether provisionally or finally; and/or

Form 313C (V02/2024)

Capitec Bank is an authorised financial services provider (FSP46669) and registered credit provider (NCRCP13) Capitec Bank Limited Reg. No.: 1980/003695/06

Annexure A - Page 8 of 24

6.2.2	Have made any materially incorrect or untrue statement or representation or omitted to disclose any material information relating to the Facility(ies), the security, the financial or other affairs of the Borrower and/or any Surety and/or Co-principal Debtor, whether intentionally or in error; and/or

6.2.3	Dispose of or place at risk in any way whatsoever, the security/ collateral held by Capitec for the Facility(ies); and/or

6.3	If the limit/s of the Facility(ies) is/are exceeded; and/or

6.4	If the Borrower fails to remedy a Breach after the expiry of the notice period; and/or

6.5	If the Borrower and/or Surety fail to comply with any request or requirement of Capitec in terms hereof; and/or

6.6	If the Borrower intends applying for business rescue or fails to give notice in terms of clause 4.1.12. it shall constitute an Event of Default

6.7	Notwithstanding anything else to the contrary contained herein, any Short Term Facility(ies) is/are subject to normal banking practice and may be withdrawn by Capitec in its sole discretion and become payable on demand

7	Currency of Payments and Repayments

7.1	Unless otherwise agreed in writing; interest, commission, fees, payments and repayments on a Facility(ies) denominated in any foreign currency shall be payable in that foreign currency including all accrued and unpaid interest, commission, fees and other out-of-pocket expenses that Capitec may incur in connection with the establishment, maintenance and enforcement of the Facility(ies).

7.2	It is expressly understood and agreed that, if necessary and in accordance with the general principles of monetary law, the financial obligations arising under this agreement which are expressed and/or payable in a currency unit of a European Union Member State (“National Currency Unit”), shall be automatically considered expressed and/or payable in the single European Currency Unit which is the lawful currency of the Member States of the European Union that adopt the single currency in accordance with the Treaty establishing the European Community, as amended by the Treaty on European Union, as and when the National Currency Unit ceases to be legal tender or, more generally, will be replaced by such European Currency Unit in accordance with the relevant European Union and/or National Legislation.

7.3	The relevant conditions for conversion of the National Currency Unit to the European Currency Unit will be those resulting from the application of the provisions of Article 109L (4) of the Treaty establishing the European Community, as amended by the Treaty on European Union and Resolution 1103/97 of the European Council passed on 17 June 1997, as such provisions are amended from time to time.

Form 313C (V02/2024)

Capitec Bank is an authorised financial services provider (FSP46669) and registered credit provider (NCRCP13) Capitec Bank Limited Reg. No.: 1980/003695/06

Annexure A - Page 9 of 24

7.4	It is understood that the replacement of the National Currency Unit by the European Currency Unit will not constitute a novation or breaking off of the relations between the parties even if, for technical reasons, it could be noted as a change of reference.

8.	Interest Rate

8.1	The prime lending rate is the publicly quoted basic rate of interest per annum (as certified by any manager of Capitec whose appointment it shall not be necessary to prove) at which Capitec lends on

8.2	Interest charged on the Facility(ies) will be calculated on a daily basis (based on a 365 day year factor irrespective of whether or not the year is a leap year) on the balance outstanding from time to time and on unpaid interest, if any, and shall be compounded monthly in arrears.

9.	Penalty Interest

Penalty interest will be charged on any amount which has become due and payable to Capitec under the Facility(ies) and which remains unpaid (including capitalised interest on such amounts) until such time the said amount has been paid in full to Capitec or when the limit of the Facility(ies) is/are exceeded for the duration of such excess. In cases where no penalty interest rate is set out in the Facility letter, penalty interest will be charged over and above Capitec’s prime lending rate but subject to the maximum rates prescribed by law.

10.	Changes in Pricing

10.1	Should any of the following events occur:

10.1.1	A change in Capitec’s liquid asset, capital adequacy or other reserve requirements; or

10.1.2	An unforeseen monetary change outside the control of Capitec which may have an effect on Capitec’s return; or

10.1.3	Any tax, reserve, exchange or other statutory requirement, or anything analogous thereto in purpose or effect resulting from, but not limited to, any change in law, including any retroactive change thereof, be implemented; or

10.1.4	Any change in Capitec’s strategy, business, and the risk or for any other business considerations

10.2	Then Capitec shall be entitled, but shall not be obliged, to review and amend the pricing on the Facility(ies), including all rates, commission and fees quoted, to ensure that Capitec continues to earn the same net return on the Facility(ies) as it would have, had the event not occurred.

10.3	Should the interest rate levied in respect of the Facility(ies) be a fixed interest rate, and the market interest rate decreases materially to the extent that the Borrower’s risk profile is adversely effected (as determined by Capitec in its sole discretion), Capitec shall be entitled to require from the Borrower to provide Capitec with further/increased security to the satisfaction of Capitec.

Form 313C (V02/2024)

Capitec Bank is an authorised financial services provider (FSP46669) and registered credit provider (NCRCP13) Capitec Bank Limited Reg. No.: 1980/003695/06

Annexure A - Page 10 of 24

11.	Change of Ownership

11.1	Proposed changes to the ownership and/or control of the Borrower must be advised to Capitec and, if implemented, will entitle Capitec to revise the terms of the Facility(ies).

11.2	Proposed changes to the ownership and/or control of a Surety/Co-Principal Debtor must be advised to Capitec in writing.

12.	Security

12.1	Any security given by the Borrower or by third parties on the Borrower’s behalf to Capitec in respect of the Facility(ies) shall remain in full force and effect notwithstanding any extinction of such indebtedness.

12.2	Since the amount of ceded debtors will vary from month to month, the Borrower agrees to provide Capitec with an aged list of the debtors according to the Borrower books on a monthly basis (if applicable).

12.3	No assets bonded to Capitec by virtue of a general and/or special notarial bond may be disposed of without Capitec’s prior written consent except stock in trade in the normal course of the Borrower’s or Surety/Co-Principal Debtor’s business. A list of all machinery and other assets specially bonded to Capitec must be supplied by the Borrower or Surety/Co- Principal Debtor to Capitec annually, listing serial number and market value (if applicable).

12.4	A condition of the agreed facilities is that adequate insurance cover is provided and maintained over all property bonded as security and all movables under the general and/or special notarial bonds. Such insurance cover shall be provided with due regard to the provisions of Section 43 of the Short Term Insurance Act 53 of 1998 or any amendment or replacement thereof or any other applicable legislation. Capitec may require that the rights under such insurance policy be ceded to Capitec.

12.5	Cession of life and disability cover will be subject to the provisions of Section 44 of the Long Term Insurance Act 52 of 1998 or any amendment or replacement thereof or any other applicable legislation.

12.6	If it is a requirement that the Borrower must cede it’s claims in respect of book/trade debts to Capitec as security for the Facility(ies) granted by Capitec to the Borrower, the Borrower is obliged to procure and ensure that all of its debtors shall effect payment of the amounts due and/or owing by the debtors to the Borrower, by depositing such amounts into the Borrower’s account held at Capitec or into such other account as may be determined in writing by Capitec from time to time. The Borrower further irrevocably undertakes and warrants in favour of Capitec that it shall immediately in writing instruct all its debtors to effect payment of all amounts due and/or owing by the debtors to the Borrower, into the Borrower’s account held at Capitec or into such other account as aforesaid and shall provide proof thereof to Capitec on request. Should any debtor fail to comply with the Borrower’s instruction to effect payment as aforesaid, the Borrower is obliged to immediately pay all amounts received from debtors, into the Borrower’s account held with Capitec or into such other account as aforesaid.

Form 313C (V02/2024)

Capitec Bank is an authorised financial services provider (FSP46669) and registered credit provider (NCRCP13) Capitec Bank Limited Reg. No.: 1980/003695/06

Annexure A - Page 11 of 24

12.7	In the event of Capitec taking immovable property as security:

12.7.1	Capitec advises that assessments of properties undertaken by Capitec are to ascertain on the basis of materials used or to be used and land values, whether the land and improvements thereon have sufficient apparent value for the property to act as security for the Facility(ies) granted, and also to assess the replacement value of the improvements for insurance purposes. The assessment is for Capitec’s internal purposes only and no warranties whatsoever in respect of the property, its condition or purchase price are given or implied in the granting of the Facility(ies). The cost of any assessment undertaken for an on behalf of Capitec shall be borne by the Borrower who hereby authorises Capitec to debit the Borrower’s account with such costs.

12.7.2	The assessor insofar as it would affect Capitec’s security neither inspects nor is he/she permitted to advise upon any matter, especially improvements, from the aspect of structural integrity, conformance with approved building plans, the national building regulations nor the land and improvements for suitability to underlying geological conditions or flooding. Capitec accepts no responsibility for any defects whether latent or patent in the property, being either land or improvements as a result of the assessment of the property by Capitec. Where concerns regarding the property exist it is the responsibility of the Borrower to seek appropriate expert advice.

12.7.3	The owner of a property is required by law to be in possession of a valid “Certificate of Compliance” for any addition or alteration to an electrical installation or a purchase.

12.7.4	In the event of the Borrower failing to obtain insurance as provided for in clause 12.4 Capitec is hereby irrevocably authorised and empowered (but not obliged) at any time during the currency of this bond to insure in the name of the Borrower at the expense of the Borrower the buildings and improvements at present on the property and/or which may hereafter be erected thereon with an insurance company nominated by Capitec, against loss or damage by fire and such other risks as may be specified or deemed necessary by Capitec for such replacement value thereof as determined by Capitec. No claim shall lie against Capitec for any loss sustained by the Borrower as a result of the value so determined being found to be inadequate or as a result of Capitec not insuring the building and improvements on the property. The Borrower is responsible for requesting Capitec, in writing, to arrange increased insurance cover should the Borrower effect additional improvements to the property after the date of this letter or should the Borrower consider the sum insured to be inadequate to cover the full replacement costs of the buildings and improvements from time to time. No claim shall lie against Capitec for any loss sustained by the Borrower as a result of the Insurer refusing to pay any claim, for whatever reason and/or the value so determined being found to be inadequate.

Form 313C (V02/2024)

Capitec Bank is an authorised financial services provider (FSP46669) and registered credit provider (NCRCP13) Capitec Bank Limited Reg. No.: 1980/003695/06

Annexure A - Page 12 of 24

12.7.5	Capitec is hereby irrevocably instructed and empowered at any time during the currency of this bond to make enquiries, draw statements and obtain any information from any authority regarding rates and taxes levied on the aforesaid property. The Borrower hereby undertakes to provide Capitec, on request, with written proof of regular payment of rates and taxes and the Borrower hereby acknowledges that failure to keep payment of rates and taxes up to date, constitutes a breach of this agreement and will prejudice Capitec and Capitec is hereby entitled to protect its interest in such instance.

12.7.6	Mortgage bonds to be registered to secure the Borrower’s indebtedness to Capitec in terms of this Facility letter (or any other existing or future indebtedness) by Capitec’s attorneys, and the Borrower is requested to sign the necessary documents at the offices of the attorneys. The Borrower is responsible for all costs/fees to register the mortgage bond which shall be payable to Capitec before registration of the mortgage bond. The terms and conditions contained in the Bond document(s) are binding on the Borrower.

12.7.7	If the property is a Sectional Tile property:

12.7.7.1	The Borrower will be required to furnish Capitec a conveyancer’s certificate reflecting all conditions of the sectional title plan as it applies to the mortgaged unit or alternatively pay to Capitec the amount necessary in order to enable Capitec to instruct its own conveyancers to furnish such certificate.

12.7.7.2	Capitec’s attorneys must be provided with a certified copy of the rules adopted by the Body Corporate and if this Facility(ies) is granted in connection with the transfer of the first unit, the developer must undertake to Capitec that on transfer of the mortgaged unit he will procure that those rules will in fact be so adopted. The rules of a scheme must be acceptable to Capitec.

12.7.7.3	In terms of the mortgage bond to be registered the Borrower will grant Capitec power of attorney to act as the Borrower’s agent in matters affecting the mortgaged unit and the Borrower’s dealings with the Body Corporate; this is done to protect Capitec’s interest.

Form 313C (V02/2024)

Capitec Bank is an authorised financial services provider (FSP46669) and registered credit provider (NCRCP13) Capitec Bank Limited Reg. No.: 1980/003695/06

Annexure A - Page 13 of 24

12.7.7.4	The insurers of the building must certify to Capitec that the Body Corporate has in terms of Section 37 of the Sectional Titles Act, 1986, insured to the full replacement value the buildings and improvements of which the mortgaged unit forms part with an insurer approved by Capitec against all such risks as Capitec may specify. The amount of cover designated to the mortgaged unit must be certified by the insurers as not being for an amount less than the amount stated above.

12.7.7.5	The Borrower’s attention is drawn to the fact that the South African Revenue Service(“SARS”) has ruled that it will use property transfers to ensure that, where applicable, the parties concerned are on the income tax register and that their tax returns and taxes due are up to date. Where sellers owe taxes, conveyancers will be appointed as the agents of SARS to pay over monies held by them. SARS will notify conveyancers where there are problems relating to the tax affairs of buyers or sellers. The parties concerned will be given the opportunity to rectify matters, but should they fail to respond to the request, the issue of transfer duty receipts / exemptions will be delayed until SARS has issued garnishee orders or taken other steps to ensure compliance. These may include attaching properties or registering caveats against properties

12.7.7.6	The Borrower is obliged to make a full disclosure of all of its relevant tax related matters, as required from time to time by the attorney/conveyancer attending to the registration of the bond and / or transfer referred to herein.

12.7.7.7	Notwithstanding anything to the contrary contained herein, Capitec shall be entitled to withdraw from the Facility(ies) should the registration of the bond be delayed unreasonably as determined by Capitec, in its sole discretion.

12.8	Capitec reserves the right to re-evaluate any security whenever it deems fit, the cost thereof shall be for the Borrower’s account and should Capitec require additional security, such security has to be provided on written demand.

12.9	The security recorded in the Facility letter and any that may be taken in future will apply to any facilities granted to the Borrower for obligations arising at any time now or in the future.

13.	Combining of Accounts

If any Event of Default, as described above, occurs and the full amount due is not repaid by the Borrower when called upon to do so, Capitec may apply any moneys standing to the credit of any other account of the Borrower with Capitec in or towards the discharge of the obligations of the Borrower to Capitec in respect of the Facility(ies) or exercise whatever other rights it may have, at law.

Form 313C (V02/2024)

Capitec Bank is an authorised financial services provider (FSP46669) and registered credit provider (NCRCP13) Capitec Bank Limited Reg. No.: 1980/003695/06

Annexure A - Page 14 of 24

14.	Variation

Capitec reserves the right to affect amendments to this agreement, notice of which shall be given in writing. Should the Borrower lodge no objection to the amendments with Capitec within seven days after the dispatch thereof, the amendment shall be deemed to be accepted.

15.	Costs

The Borrower will be liable for all out-of- pocket expenses incurred, including, but not limited to valuation fees, registration fees, stamp duties, legal expenses (including costs as between attorney and own client) charges and disbursements incurred by Capitec in implementing and maintaining the Facility(ies) and in recovering any amounts owed by the Borrower.

16.	Proof of Indebtedness

A certificate of the balance owing to Capitec or of any calculation as provided herein, signed by any manager or director of Capitec, whose appointment need not be proved, shall be prima facie proof of the amount owing by the Borrower and/or such calculation, in any court, arbitration or business rescue proceedings.

17.	Bank Liability

17.1	Capitec shall not have influenced or be deemed to have influenced, nor exercised, or be deemed to have exercised, any control over the decisions of the Borrower regarding the transactions for which the Facility(ies) is/are to be established and any other matters of any nature whatsoever, directly or indirectly pertaining to the business of the Borrower.

17.2	Furthermore, any and all determinations which Capitec has, or may make, or opinions which Capitec and its officers have, or may express in the course of its due diligence investigation have been, and shall be made or expressed, as the case may be, solely for the purposes of Capitec as a prudent lender acting in good faith.

17.3	Upon the occurrence of an Event of Default Capitec will have no further obligation to make any advances under the Facility(ies) and shall bear no liability whatsoever for not making any advance which the Borrower may then request from Capitec.

18.	Confidentiality Undertaking

18.1	The Borrower and its directors, officers, employees, external auditors, legal advisors and other bona fide consultants retained by and acting on behalf of the Borrower will not divulge the Terms and Conditions of the Facility(ies) to any other person without the prior written permission of Capitec.

18.2	Capitec will not divulge any information provided to it by the Borrower, without the prior written consent of the Borrower, to any other person except to the external auditors, legal advisors and other bona fide consultants retained by and acting on behalf of Capitec and its Shareholders or when obliged to do so by law provided that such disclosure shall comply with applicable laws.

Form 313C (V02/2024)

Capitec Bank is an authorised financial services provider (FSP46669) and registered credit provider (NCRCP13) Capitec Bank Limited Reg. No.: 1980/003695/06

Annexure A - Page 15 of 24

19.	Jurisdiction

19.1	The Facility(ies) shall in all respects be governed by and construed in accordance with the laws of the Republic of South Africa and all disputes, actions and other matters in connection therewith shall be determined in accordance with such laws.

19.2	The Borrower, in accepting the Facility(ies) consents and submits to the jurisdiction of the Magistrates Court in respect of all proceedings connected with the Facility(ies), notwithstanding that the amount claimed or the value of the matter disputed exceeds such jurisdiction. Notwithstanding the above, Capitec shall be entitled to institute all and any proceedings against the Borrower in connection with this Facility(ies) in the High Court of South Africa and the Borrower hereby consents and submits to the jurisdiction of that Court, if so stipulated by Capitec.

20.	Early repayment

If the interest rate levied in respect of the Facility(ies) is a variable interest rate then:

20.1	Full repayment of the Facility(ies) or any early reductions thereof in multiples of R10 000 may be made by the Borrower at any time subject to Capitec being given 90 days’ written notice (or such shorter notice period as Capitec may agree to in writing) of the Borrower’s intention to make such repayment or reduction. Early reductions will be limited to one in each calendar month

20.2	If the Borrower makes an early reduction of the Facility(ies), the repayment of the remaining outstanding balance of the loan will, unless rescheduled by agreement between the parties, continue to be made according to the original payment terms.

20.3	If no rescheduling arising from an early reduction is agreed to, the Borrower may (in addition to the utilisation of any undrawn portion of the Facility(ies)) draw, once in any calendar month and in multiples of R10 000, up to the amount of such reduction.

20.4	Capitec may, however, at any time withdraw in whole or in part the Borrower’s rights in terms of 20.3.

20.5	If the interest rate levied in respect of the Facility(ies) is a fixed interest rate, the Borrower may only settle or terminate the Facility(ies) earlier as originally agreed upon if the Borrower immediately pays to Capitec all the amounts, costs, fees, losses and damages referred to in 4.2 above.

Form 313C (V02/2024)

Capitec Bank is an authorised financial services provider (FSP46669) and registered credit provider (NCRCP13) Capitec Bank Limited Reg. No.: 1980/003695/06

Annexure A - Page 16 of 24

21.	Domicilium

The Borrower hereby chooses domicilium citandi at executandi for all purposes arising out of these Standard Terms and Conditions and all other agreements relating to the Facility(ies) granted to the Borrower at:

Grosvenor Corner

195 Jan Smuts Ave

JOHANNESBURG, 2196

and agrees that all communications sent by ordinary post and addressed to the aforesaid domicilium by or on behalf of Capitec shall be deemed to have been delivered to and received by the Borrower within 7 days after the date of the communication. The Borrower may change this domicilium by giving Capitec 7 days written notice to that effect.

22.	Company to be incorporated

If this Facility letter is signed by a person in the name of, or if a person, in respect of the Facility, purports to act in the name of or on behalf of an entity that is contemplated to be incorporated in terms of the Companies Act 71 of 2008 (“the Act”) but which does not yet exist at the time, the following shall apply as conditions precedent:

22.1	The company must be incorporated within 30 days of date hereof (unless such period has been extended by Capitec in writing) and written proof thereof submitted to Capitec on request

22.2	The board of the company must within 3 months after the date on which the entity was incorporated, completely ratify this Facility letter and/or the actions contemplated herein, proof of which must immediately be provided to Capitec. If the board of company has neither ratified nor rejected this Facility letter and/or the actions contemplated herein, the company must immediately provide Capitec with proof thereof, on receipt of which Capitec will give effect to this Facility letter and the company will be regarded to have ratified this Facility letter and/or the actions contemplated herein as provided in the Act;

22.3	Any person signing this Agreement shall be jointly and severally with the other persons who signed the Facility letter, where applicable, and personally liable for the liabilities created as provided in the Facility letter should the contemplated entity subsequently not be incorporated or if the company after incorporation rejects any part of this Facility letter;

22.4	Should the provisions of 22.1 to 22.3 not be complied with strictly in accordance with their terms, Capitec may withdraw the Facility, in which event the person(s) who signed the Facility letter as contemplated herein, shall be jointly and severally with the other persons who signed the Facility letter, where applicable and personally liable to immediately pay to Capitec all amounts outstanding under the Facility as well as fees, costs, expenses and/or disbursements incurred by Capitec as envisaged in the Facility letter.

Form 313C (V02/2024)

Capitec Bank is an authorised financial services provider (FSP46669) and registered credit provider (NCRCP13) Capitec Bank Limited Reg. No.: 1980/003695/06

Annexure A - Page 17 of 24

23	Indulgences

Any extension or leniency of time that may be granted by Capitec to the Borrower for payment of any amount or performance of any obligation under this agreement shall not be construed as a waiver or novation of, and will not otherwise effect any of Capitec’s rights in terms hereof.

24.	Other Agreements

24.1	Notwithstanding anything else to the contrary contained herein, if the Facility(ies) or security referred to herein are subject to an existing instalment sale agreement or existing bond finance agreements or existing security agreements or any other written agreement, such agreements shall remain in full force and effect and the terms thereof shall not be varied/amended in any way whatsoever except as specifically agreed herein.

24.2	If Capitec has granted a credit card, foreign exchange, automated clearing bureau, letter of credit, guarantee or instalment finance facility to the Borrower or any other type of facility which may be subject to other/further terms and conditions not recorded herein, such facility is subject to the Borrower signing Capitec’s required agreements and other documentation and the Facility(ies) may be withdrawn at any time prior to the signing of such agreements and documentation. If there is a conflict between the provisions of such other agreement(s) and the provisions of the Facility letter, the provisions of the other agreement(s) will prevail.

25.	Cession and Assignment

The Borrower shall not be entitled to cede, transfer or assign, partially or entirely, any of his rights or obligations under this agreement to a third party. Capitec may cede, transfer or assign, partially or entirely, any of its rights or obligations under this agreement.

26.	Consent and Condonation

The Borrower consents and authorises Capitec to make enquiries concerning its credit history and/or conduct of accounts with any credit reference agencies and/or bank/s with which the Borrower has/had an account and to provide such agencies and/or banks with both positive and negative information regarding the conduct on the accounts of the Borrower held with Capitec. If Capitec made enquiries with any credit reference agencies and/or bank/s with which the Borrower has/had an account and/or provided such agencies and/or bank/s with both positive and negative information regarding the conduct on the accounts of the Borrower held with Capitec, prior to the signing of this Facility letter, the Borrower herewith condones such action/s of Capitec..

Form 313C (V02/2024)

Capitec Bank is an authorised financial services provider (FSP46669) and registered credit provider (NCRCP13) Capitec Bank Limited Reg. No.: 1980/003695/06

Annexure A - Page 18 of 24

27	Arbitration

27.1	For the purposes of this clause 27, the following words shall bear the meanings ascribed them hereunder:

27.1.1	“Act” – the Arbitration Act No. 42 of 1965, as amended;

27.1.2	“Rules” – the Uniform Rules of Court regulating the conduct of the proceedings of the Provincial and Local Divisions of the High Court of South Africa, excluding Rule 23 thereof.

27.2	Should any dispute arise between Capitec and the Borrower in relation to:

27.2.1	the interpretation of;

27.2.2	the validity, enforceability or binding effect of;

27.2.3	the carrying into effect of;

27.2.4	either of the parties’ rights and obligations arising from;

27.2.5	the termination of or arising from the termination of;

27.2.6	the rectification of; or

27.2.7	any document delivered by either of the parties arising from the terms of, this agreement, then that dispute shall be submitted to and decided by arbitration.

27.3	Either party may require a dispute to be referred to arbitration in terms of this clause by way of written notice to the other party.

27.4	Capitec, notwithstanding the provisions of this clause, shall be entitled, in its sole and absolute discretion, to submit any dispute to be decided by arbitration, or to institute legal proceedings.

27.5	The parties may, notwithstanding the provisions of this clause, claim interim relief on an urgent basis from a court with competent jurisdiction, in anticipation of the award of the arbitrator.

27.6	The arbitration shall at the discretion of Capitec be held at Cape Town or Johannesburg.

27.7	The arbitrator shall be a retired judge or practising senior advocate.

27.8	Should the parties fail to agree on an arbitrator within seven (7) days after the arbitration has been demanded, then the arbitrator shall be nominated and appointed, at the request of any of the parties, by the Chairperson of the Cape or Johannesburg Bar Council.

27.9	In deciding the disputes and conducting the arbitration, the arbitrator shall have all such powers in the conduct of the arbitration as are conferred:

27.9.1	by the provisions of the Act; and

Form 313C (V02/2024)

Capitec Bank is an authorised financial services provider (FSP46669) and registered credit provider (NCRCP13) Capitec Bank Limited Reg. No.: 1980/003695/06

Annexure A - Page 19 of 24

27.9.2	on a High Court judge under the Rules;

27.10	Without derogating from the above stated powers and for the purposes of ensuring an expeditious and cost-effective arbitral process, the arbitrator shall have the following powers:

27.10.1	to consider and decide all interlocutory and interim issues in a manner determined by her/him, and to prescribe time limits for delivery of applications, affidavits and related documents in this regard notwithstanding, inter alia, the time limits prescribed in the Rules;

27.10.2	failing agreement between the parties, to determine the date and times for the hearing of all interlocutory and interim applications, if necessary;

27.10.3	to determine the timetable for the delivery of pleadings, discovery affidavits and requests for trial particulars;

27.10.4	to rule on her/his own jurisdiction, including rulings on any dispute in regard to the existence or validity of this clause 27 or the scope thereof;

27.10.5	to permit any amendment to be made to the pleadings, and no such amendment shall derogate from his/her authority and/or jurisdiction to determine the disputes. For the avoidance of doubt, to the extent that the arbitrator in his/her discretion, permits any amendments to any pleadings, his jurisdiction to determine the disputes shall be extended as far as is necessary to enable him/her to determine the issues raised in the said amendment. Such powers shall include the right to make interim orders, rulings and cost orders;

27.10.6	to receive evidence given by telecasting means affording all parties adequate opportunity of examining the witness giving such evidence;

27.10.7	to make an order of absolution from the instance;

27.10.8	to proceed with the arbitration and make an award in the absence of or without hearing any party who is in default or fails to appear or to comply with any ruling or interim award;

27.10.9	to order any party who is a claimant, or claimant under a counterclaim, to furnish security for costs in respect of her/his claim or counterclaim;

27.10.10	to make any costs order;

27.10.11	to rule on any legal dispute arising from the taxation of any bill of costs, whether arising out of the arbitration or an appeal;

27.10.12	failing agreement between the parties, to determine:

27.10.12.1	the dates, time and venue of the arbitration hearing;

Form 313C (V02/2024)

Capitec Bank is an authorised financial services provider (FSP46669) and registered credit provider (NCRCP13) Capitec Bank Limited Reg. No.: 1980/003695/06

Annexure A - Page 20 of 24

27.10.12.2	that the arbitration hearing shall take place by way of video-conference;

27.10.12.3	the status of documents discovered;

27.10.12.4	the dates for delivery of expert notices;

27.10.12.5	the date and time of a pre-arbitration meeting;

27.10.12.6	the language or languages in which the proceedings shall be conducted, and the award made, and which party shall have the duty to provide for the services of an interpreter if required;

27.10.12.7	the party responsible for the compilation of a trial bundle;

27.10.12.8	the application of the Rules relating to discovery, expert evidence and requests for further particulars for purposes of trial;

27.10.12.9	the manner in which notices, pleadings and any documentation relating to the arbitration will be effected; and

27.10.12.10	the party responsible for the recording of the hearing.

27.11	The arbitration hearing will be governed by the provisions of the Act and the Rules and in the event of a conflict between the Act and the Rules, the Rules will apply.

27.12	It is agreed that, pending the arbitrator’s determination of liability for costs, the parties will be liable pro tem in equal shares for the said costs which includes the fees of the arbitrator.

27.13	The parties will have a right of appeal against the arbitrator’s final award to an appeal panel. A party desiring to appeal shall be entitled to do so without the need to obtain leave to appeal. Either party intending to exercise a right of appeal must give notice of its intention to appeal by delivery a notice of appeal within 20 (twenty) days of the arbitrator’s award being published. Thereafter the appeal procedure will be in terms of the Rules of the Supreme Court of Appeal, subject to the overriding discretion of the appeal panel to regulate the proceedings.

27.14	The nature of the appeal and cross-appeal, and the powers of the arbitrators appointed, shall be the same as if it were a civil appeal to the Supreme Court of Appeal.

27.15	The appeal will be heard by a panel of 3 (three) appeal arbitrators. The appeal arbitrators will be appointed from senior counsel and or retired judges.

27.16	The appeal panel will be appointed as follows:

27.16.1	Capitec will nominate one member of the appeal panel and the Borrower will nominate one member; and

Form 313C (V02/2024)

Capitec Bank is an authorised financial services provider (FSP46669) and registered credit provider (NCRCP13) Capitec Bank Limited Reg. No.: 1980/003695/06

Annexure A - Page 21 of 24

27.16.2	unless the parties can agree on the third member to be appointed, those members of the panel nominated by the parties shall nominate the third member of the appeal panel who will act as chairman.

27.17	The parties will, in conjunction with the appeal panel, agree on the dates for the filing of heads of argument and a date and venue for the hearing of the appeal. In the event of agreement not being reached on the date for the filing of heads of argument and the date and venue for the hearing of the appeal, the appeal panel will rule on the dates and venue.

27.18	The costs of any appeal shall be borne by both parties on an equal basis until the final award of the appeal arbitrators is published, and when such costs will be determined by the appeal arbitrators.

27.19	The award of the costs shall be taxed by the appeal arbitrators in accordance with clause 27.10.11 above.

27.20	In the event of either party exercising its right of appeal, it will not be necessary for an appeal record, duly cross-referenced, to be prepared. Instead the bundles of documents and pleadings that served before the arbitrator a quo, together with a transcript of the arbitration hearing and award, will serve as the appeal record.

27.21	The award of the appeal panel shall be final and binding on the parties.

27.22	Either of the parties shall be entitled to have the award of the arbitrator or the award of the appeal tribunal, as the case may be, made an order of a court with competent jurisdiction.

27.23	An independent cost consultant, whose identity will be agreed between the parties, will be appointed to adjudicate on costs arising out of the arbitration proceedings from inception to finality. The decision of such cost consultant will be final and binding and may, at the instance of either party, be incorporated into the award made by the arbitrator, ex post facto. In the event that the parties are unable to agree on the identity of such cost consultant, the arbitrator will make an appropriate appointment in his/her discretion.

27.24	The provisions of this clause:

27.24.1	constitute an irrevocable consent by the parties to any proceedings in terms hereof and neither of the parties shall be entitled to withdraw from it or to claim or to state at such proceedings that it is not bound by the terms of this clause; and

27.24.2	are severable from this agreement and shall remain in force, notwithstanding the termination of, or the invalidity for whatsoever reason of, this agreement.

Form 313C (V02/2024)

Capitec Bank is an authorised financial services provider (FSP46669) and registered credit provider (NCRCP13) Capitec Bank Limited Reg. No.: 1980/003695/06

Annexure A - Page 22 of 24

28.	Value Added Services

Personalised automated and non- automated communications:

To assist you, the Borrower, with personalised financial services while protecting your personal information, Capitec undertakes to responsibly process personal information (as defined in the Protection of Personal Information Act 4 of 2013) relating to the Borrower, as an identifiable existing juristic person, as well as relevant transactional data to provide additional value to Borrowers through the following processing activities:

-	Analyse the type of transactions performed to provide insights and make recommendations where appropriate (Insights and Next Best Actions)

-	Analyse usage data to provide the Borrower with personalised/customised information relating to product and services that may benefit the Borrower (Behavioural/Marketing)

-	Pre-assesses the Borrower in order to give you further access to products and services, limit changes, discounts and incentives (Pre-assessments)

-	Statistical and other analysis to evaluate and improve existing and new personalized/customised products and services to benefit Borrowers. (Analysis)

Collection and/or Sharing with Third- Parties:

Capitec may process personal information (as defined in the Protection of Personal Information Act 4 of 2013) including such personal information relating, where applicable, to the Borrower as an identifiable existing juristic person and information collected from third parties. This processing may include, but is not limited to, the sharing of information with third parties, locally and outside the country, as well as within the Capitec Group (Capitec Bank Holdings Limited and Capitec Bank Limited and their subsidiaries) to provide Borrowers with new/improved products and services, and/or personalized offers to your benefit and for the continued performance contractual rights and obligations. Third parties must comply with our privacy policies and applicable law. Our personal information processing practices are more fully described on our Privacy Centre on the Capitec website.

Form 313C (V02/2024)

Capitec Bank is an authorised financial services provider (FSP46669) and registered credit provider (NCRCP13) Capitec Bank Limited Reg. No.: 1980/003695/06

Annexure A - Page 23 of 24

29.	Data Protection

Capitec respects the Borrower’s privacy and Capitec processes the Borrower’s personal information lawfully to the extent necessary to provide the Borrower with quality, secure and affordable products and services. Capitec’s personal information processing practices are more fully described on its Privacy Centre on the Capitec website https://www.capitecbank.co.za/privacy-centre/

Capitec processes personal information that is necessary for the purpose of providing the Borrower with Capitec’s products and services, or that the law requires Capitec to process; or that may be appropriate for the legitimate conduct of banking, or that the Borrower has expressly consented to Capitec processing.

Capitec takes appropriate technical and organisational measures to safeguard the Borrower’s personal information against unauthorised access and loss or damage to the information.

The Borrower may request confirmation of what personal information Capitec processes and exercise any of the Borrower’s rights in terms of data protection and privacy law, as described on the Capitec website.Capitec’s personal information processing practices are more fully described on its Privacy Centre on the Capitec website https://www.capitecbank.co.za/privacy- centre/

Form 313C (V02/2024)

Capitec Bank is an authorised financial services provider (FSP46669) and registered credit provider (NCRCP13) Capitec Bank Limited Reg. No.: 1980/003695/06

The terms to this Facility Letter Incorporating these Standard Terms and Conditions are hereby accepted.

BORROWER:

Signed at Rosebank on 22 April 2024	Signed at Rosebank on 22 April 2024

Signature	/s/ JEANNE STEPHANIE JORDAAN	Signature:	/s/ JOSHUA DAVID VICTOR

	For and on behalf of the Borrower/The Borrower (and in his/her personal capacity in the event of an entity to be incorporated		For and on behalf of the Borrower/The Borrower (and in his/her personal capacity in the event of an entity to be incorporated

Full Name:	JEANNE STEPHANIE JORDAAN	Full Name:	JOSHUA DAVID VICTOR

Form 313C (V02/2024)

Capitec Bank is an authorised financial services provider (FSP46669) and registered credit provider (NCRCP13) Capitec Bank Limited Reg. No.: 1980/003695/06